SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

Health Grades, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42218Q102

(CUSIP Number)

Mountain Acquisition Corp.

Steven Della Rocca

c/o Vestar Capital Partners V, L.P.

245 Park Avenue

41st Floor

New York, NY 10167

(212) 351-1600

Copies to:

Joshua Korff, Esq.

Michael Movsovich, Esq.

Kester Spindler, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2010

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. ☐

CUSIP No. 42218Q102 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Mountain Merger Sub Corp.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,924,039 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,039 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (1)

14.	Type of Reporting Person CO

(1)

Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The above calculations are based on 28,242,223 shares of Common Stock outstanding and 2,291,972 shares of Restricted Stock issued as of July 27, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

CUSIP No. 42218Q102 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Mountain Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,924,039 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,039 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (1)

14.	Type of Reporting Person CO

(1)

Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The above calculations are based on 28,242,223 shares of Common Stock outstanding and 2,291,972 shares of Restricted Stock issued as of July 27, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

CUSIP No. 42218Q102 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Mountain Acquisition Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,924,039 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,039 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (1)

14.	Type of Reporting Person CO

(1)

Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The above calculations are based on 28,242,223 shares of Common Stock outstanding and 2,291,972 shares of Restricted Stock issued as of July 27, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

CUSIP No. 42218Q102 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Vestar Capital Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,924,039 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,039 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (1)

14.	Type of Reporting Person PN

(1)

Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The above calculations are based on 28,242,223 shares of Common Stock outstanding and 2,291,972 shares of Restricted Stock issued as of July 27, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

CUSIP No. 42218Q102 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Vestar Associates V, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,924,039 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,039 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (1)

14.	Type of Reporting Person PN

(1)

Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The above calculations are based on 28,242,223 shares of Common Stock outstanding and 2,291,972 shares of Restricted Stock issued as of July 27, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

CUSIP No. 42218Q102 13D

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Vestar Managers V, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,924,039 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,039 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (1)

14.	Type of Reporting Person CO

(1)

Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  The above calculations are based on 28,242,223 shares of Common stock outstanding and 2,291,972 shares of Restricted Stock issued as of July 27, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 par value per share (“Shares”), of Health Grades, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed on behalf of:

(a)           Mountain Merger Sub Corp. (“Purchaser”), a Delaware corporation wholly owned by Mountain Acquisition Corp.

(b)           Mountain Acquisition Corp. (“Parent”), a Delaware corporation wholly owned by Mountain Acquisition Holdings, LLC.

(c)           Mountain Acquisition Holdings, LLC (“Holdings”), a Delaware limited liability company wholly owned by Vestar Capital Partners V, L.P.

(d)           Vestar Capital Partners V, L.P. (“Vestar”), a Cayman Islands exempted limited partnership. The general partner of Vestar is Vestar Associates V, L.P.

(e)           Vestar Associates V, L.P. (“Associates”), a Scottish limited partnership.  The general partner of Associates is Vestar Managers V Ltd.

(f)            Vestar Managers V Ltd., a Cayman Islands exempted company (“Managers”).

Purchaser, Parent and Holdings were formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and have not engaged in any activities except in connection with these transactions.  Vestar, Associates, and Managers are affiliates of Vestar Capital Partners, a New York-based private equity firm principally engaged in the business of investing and managing their private equity investments.

The entities set forth in clauses (a) through (f) are collectively hereinafter referred to as the “Reporting Persons.”  The business address for the Reporting Persons is c/o Vestar Capital Partners V, L.P., 245 Park Avenue, 41st Floor, New York, New York, 10167.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 3.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Purchaser, Parent and Managers is set forth on Schedule A.  During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds

On July 27, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent, Purchaser and Mountain Acquisition Holdings, LLC. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser has agreed to commence a cash tender offer to acquire all of the shares of the Issuer’s Common Stock (the “Offer”) for a purchase price of $8.20 per share in cash (the “Offer Price”).

The Merger Agreement provides that, following the consummation of the Offer, Purchaser will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. In the Merger, each outstanding share of the Issuer’s Common Stock (other than treasury shares, shares held by Parent, Purchaser or any of their wholly-owned subsidiaries, or as to which dissenters’ rights have been properly exercised) will be converted into the right to receive the Offer Price. The consummation of the Merger is subject to certain closing conditions, including approval by the Issuer’s stockholders, if required.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Parent’s willingness to enter into the Merger Agreement, Parent, Purchaser and the Issuer entered into four Tender and Support Agreements (collectively, the “Support Agreements”) dated as of the date of the Merger Agreement with each of the following executive officers of the Issuer (each a “Stockholder”):

•      Wes Crews

•      Kerry R. Hicks

•      Allen Dodge

•      David G. Hicks

Pursuant to each Support Agreement, each Stockholder has agreed, among other things, subject to the termination of the Support Agreement (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) a portion of the shares of Common Stock beneficially owned by such Stockholder at the commencement of the Offer and not to exercise any rights of appraisal in connection with the Merger, (ii) to irrevocably exercise all of such Stockholder’s stock options, conditioned upon the occurrence of Purchaser’s acceptance for payment of all shares validly tendered in the Offer and not properly withdrawn, (iii) to irrevocably direct the Issuer to transfer to Purchaser, on such Stockholder’s behalf, all shares of Common Stock received by him in settlement of such Stockholder’s Restricted Stock, upon the net exercise of such Stockholder’s stock options, or otherwise, in accordance with the applicable terms of the Support Agreement, (iv) not to transfer any of such Stockholder’s equity interests in the Issuer, including any shares of Common Stock, other than in accordance with the terms and conditions set forth in the Support Agreement, (v) not to take any action that would interfere with the performance of such Stockholder’s obligations under, or the transactions contemplated by, the Support Agreement, (vi) to vote such Stockholder’s shares of Common Stock in support of the Merger in the event stockholder approval is required to consummate the Merger, (vii) to vote against any action or agreement that would materially interfere with or prevent the Offer or the Merger, and (viii) not to solicit or initiate discussions with third parties regarding other proposals to acquire the Issuer. The Support Agreements will terminate upon the earlier of the termination of the Merger Agreement, the effective time of the Merger or upon the mutual written consent of Parent and each Stockholder.

The foregoing description of the Support Agreements set forth above does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, the form of which is attached as Exhibit 2 and incorporated herein by reference.  The Support Agreements are substantially identical to the form of Support Agreement, other than (i) the number of shares subject to each Support Agreement (ii) in the Support Agreement with Kerry R. Hicks, the Issuer agrees to issue, or cause to be issued, up to 1,700,000 shares of Common Stock to Kerry R. Hicks immediately after the acceptance of the Offer, which shares would be subject to such Support

Agreement. In addition to Common Stock and Restricted Stock, the vested options of each Stockholder are also subject to the Support Agreements, in an aggregate amount of 3,219,763 shares, however, the Reporting Persons expressly disclaim any beneficial ownership of such options because the proxy given to Parent to vote such shares is contingent on the options being exercised.

The proposed transaction values the equity at approximately $294 million.  Parent expects to fund the consideration payable by Purchaser pursuant to the Offer and the Merger using funds from Vestar and its affiliates.

Shared voting power with respect to the shares of Common Stock beneficially owned by the Stockholders may be deemed to have been acquired through execution of the Support Agreements.

Schedule B lists the names and number of Shares that are beneficially held by each Stockholder and subject to this Schedule 13D.

Item 4.    Purpose of the Transaction

Purchaser expects to commence the Offer by August 10, 2010.  If the Offer is consummated, Purchaser will be entitled to designate a number of persons to the board of directors that reflects Purchaser’s proportionate voting interest in the Issuer.  Subject to the satisfaction or waiver of the conditions applicable to the Offer after consummation of the Offer, Parent expects to cause the Merger to be consummated.  Upon the consummation of the Merger, (i) the Issuer will become a wholly owned subsidiary of Parent and (ii) each share of Common Stock which has not been purchased pursuant to the Offer will be converted into the right to receive $8.20 in cash, subject to certain exceptions set forth in the Merger Agreement.

From and after the effective time of the Merger (the “Effective Time”) and pursuant to the Merger Agreement, the directors of Purchaser will serve as directors of the Issuer, (i) unless otherwise determined by Parent or Purchaser prior to the Effective Time, the officers of the Issuer immediately prior to the Effective Time will be the officers of the Issuer, (ii) the certificate of incorporation of the Issuer will be amended to conform to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time and, as so amended, will be the certificate of incorporation of the Issuer as the surviving corporation and (iii) unless otherwise determined by Parent or Purchaser prior to the Effective Time, the bylaws of Purchaser in effect immediately prior to the Effective Time will be the by-laws of the Issuer.

Following the Merger, the shares of Common Stock will no longer be traded on The Nasdaq Market, there will be no public market for the Shares and registration of the shares of Common Stock under the Securities Exchange Act of 1934 will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, Parent has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) and (b)

Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Support Agreements, the Reporting Persons, do not beneficially own any shares.

As a result of the Support Agreements, Parent may be deemed to have the power to vote up to 3,924,039 Shares in favor of approval of the Merger, and thus, each Reporting Person may be deemed to be the beneficial owner of 3,924,039  shares of Common Stock.  All shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 12.9% of the issued and outstanding shares of Common Stock and Restricted Stock as of July 27, 2010 (as represented by the Issuer in the Merger Agreement).

The Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements and (ii) disclaims all beneficial ownership of such shares of Common Stock.

Except as set forth in this Item 5(a), none of Parent and, to the knowledge of the Reporting Persons, any persons named in Schedule A beneficially owns any shares of Common Stock.

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

Inapplicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7.    Material to be Filed as Exhibits

Exhibit 1         Agreement and Plan of Merger, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc., dated July 27, 2010 (incorporated by reference to Exhibit 2.1 to Health Grades, Inc.’s Current Report on Form 8-K, filed July 28, 2010).

Exhibit 2         Form of Tender and Support Agreement, by and among Mountain Acquisition Corp, Mountain Merger Sub Corp., Health Grades, Inc. and Stockholder, dated July 27, 2010 (incorporated by reference to Exhibit 10.1 to Health Grades, Inc.’s Current Report on Form 8-K, filed July 28, 2010).

Exhibit 3         Joint Filing Agreement, dated August 6, 2010, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 6, 2010

MOUNTAIN MERGER SUB CORP.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Secretary

MOUNTAIN ACQUISITION CORP.

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Secretary

MOUNTAIN ACQUISITION HOLDINGS, LLC

By:	/s/ Steven Della Rocca
Name:	Steven Della Rocca
Title:	Secretary

VESTAR CAPITAL PARTNERS V, L.P.
By: Vestar Associates V, L.P.,
its General Partner

By: Vestar Managers V Ltd.,
its General Partner

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director & Chief Financial Officer

VESTAR ASSOCIATES V, L.P.
By: Vestar Managers V Ltd.,
its General Partner

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director & Chief Financial Officer

VESTAR MANAGERS V LTD.

By:	/s/ Brian P. Schwartz
Name:	Brian P. Schwartz
Title:	Managing Director & Chief Financial Officer

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF
MOUNTAIN MERGER SUB CORP., MOUNTAIN ACQUISITION CORP.
AND
VESTAR MANAGERS V LTD.

*Unless indicated otherwise, all individuals listed in this Schedule A are citizens of the United States.

**The business address of all individuals listed in this Schedule A is c/o Vestar Capital Partners V, L.P., 245 Park Avenue, 41st Floor, New York, New York, 10167.

Mountain Merger Sub Corp.

Roger C. Holstein, President and Director

Norman W. Alpert, Vice President and Director

Garrick D. Bernstein, Treasurer

Steven Della Rocca, Secretary

Mountain Acquisition Corp.

Roger C. Holstein, President and Director

Norman W. Alpert, Vice President and Director

Garrick D. Bernstein, Treasurer

Steven Della Rocca, Secretary

Vestar Managers V Ltd.

Daniel S. O’Connell, sole director and Managing Director

Norman W. Alpert, Managing Director

Bryan J. Carey, Managing Director

Steven Della Rocca, Managing Director and General Counsel

James L. Elrod, Jr., Managing Director

Roger C. Holstein, Managing Director

James P. Kelley, Managing Director

Sander M. Levy, Managing Director

Jeffrey W. Long, Managing Director

Evan Marks, Managing Director

Brian J. Modesitt, Managing Director

Kevin Mundt, Managing Director

Arthur J. Nagle, Managing Director

Daniel S. O’Connell, Managing Director

Kenneth J. O’Keefe, Managing Director and Chief Operations Officer

Brian K. Ratzan, Managing Director

Brian P. Schwartz, Managing Director

Anil Shrivatava, Managing Director

Brendan J. Spillane, Managing Director

Kristian M. Whalen, Managing Director

John R. Woodard, Managing Director

SCHEDULE B
STOCKHOLDERS AND SUBJECT SHARES(1)

Stockholder	Subject Shares
Wes Crews	248,960
Allen Dodge	224,704
David G. Hicks	858,015
Kerry R. Hicks	2,592,360

(1)  Includes Common Stock and Restricted Stock.